


MAR 0 2 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Avenue Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square, 4th Floor
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Conway 212-919 7330

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Avenue Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Head of Finance
Title



Notary Public

LESLIE LAWRENCE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6229069
Qualified in Kings County
My Commission Expires October 04, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Park Avenue Securities LLC
Table of Contents
December 31, 2014



Report of Independent Registered Public Accounting Firm

To the Management of
Park Avenue Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Park Avenue Securities LLC (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646)471-3000, F:(813)286-6000; www.pwc.com/

Park Avenue Securities LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 26,830,703
Cash segregated under federal regulations	1,000
Deposits with clearing organizations	270,000
Receivable from broker-dealer	3,004,771
Receivable from registered representatives, less allowance for bad debts of $ 190,925	1,062,134
Commissions receivable	7,017,775
Deferred tax asset	409,004
Other assets	320,853
Total assets	$ 38,916,240
Liabilities and Member's Equity	
Due to Guardian Life	$ 6,290,962
Commissions payable	10,055,848
Other liabilities	1,765,091
Total liabilities	18,111,901
Member's equity	20,804,339
Total liabilities and member's equity	$ 38,916,240

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Park Avenue Securities LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is also a registered investment advisor under the Investment Advisers Act of 1940. The Company is a Delaware Limited Liability Company that is a wholly owned subsidiary of The Guardian Insurance and Annuity Company, Inc. ("GIAC"), which is ultimately a wholly owned subsidiary of Guardian Life Insurance Company of America ("Guardian Life").

The Company's business as a securities broker-dealer consists of selling products offered by GIAC and Guardian Investor Services, LLC ("GIS"), both affiliated entities, as well as third party sponsors. Such products include mutual funds, variable annuities, variable life insurance, 401(k) plans and investment advisory services. The Company also acts as a broker in the purchase and sale of securities.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit with banks and highly liquid investments with an original maturity of three months or less. They are reported in the statement of financial condition at cost, which approximates fair value.

Cash segregated under federal regulations represents funds collected from customers and payable to mutual fund sponsors as a result of the sale of mutual fund shares. Such payables are included in Other liabilities.

Receivable from Broker-Dealer

The Company clears its proprietary and certain customer transactions through another broker-dealer on a fully disclosed basis. The Company changed clearing brokers to Pershing LLC ("Pershing") in September 2014. The Receivable from Broker-dealer at December 31, 2014 includes advisory fees, annual account fees and non-proprietary trail commissions receivable.

Receivable from Registered Representatives

Receivable from registered representatives is stated net of the allowance for doubtful accounts. This reserve is based upon the evaluation of accounts receivable aging, specific exposures and historical trends.

Due to Guardian Life Insurance Company of America
Amounts payable consist of general operating expenses and income taxes due to Guardian Life.

Income Taxes
The Company is organized as a limited liability company and is thereby treated as a disregarded entity for federal and state income tax purposes. As such, the Company's results are included in the consolidated federal income tax returns of Guardian Life. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with an agreement which provides that each member of the group is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis, but does recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated return. For state tax purpose, since GIAC is an insurance company, it is generally subject to tax on gross premium rather than tax on income. However, in those years where GIAC is subject to a state income tax, such income will be subject to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated returns.

Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred Federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities.

The Company follows GAAP accounting guidance related to accounting for uncertainty in income taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected-to-be taken in a tax return. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and additional disclosures.

3. Related Party Transactions

Pursuant to an expense sharing agreement, Guardian Life charges the Company for the services of certain employees of Guardian Life engaged in the Company's business and for the Company's use of Guardian Life's centralized services such as equipment, data processing and communications. The total payable under this agreement at December 31, 2014 was $6,839,879.

Refer to Note 6 for Income Tax related party transactions.

During the year, the Company earned revenues from GIAC for sales of GIAC's variable annuity and variable life insurance products. At December 31, 2014, the receivable for such revenues was $232,563 and is included in Commissions receivable.

During the year, the Company earned revenues from GIS for selling shares of RS Funds. At December 31, 2014, the receivable for such revenues was $83,731 and is included in Commissions receivable.

4. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1 – inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting date.

Level 2 – inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – significant inputs are unobservable where there is little or no market activity for the asset or liability and the Company makes estimates and assumptions based on internally derived information and other analytical techniques.

The company did not hold any financial instruments at fair value on its Statement of Financial Condition as of December 31, 2014.

The following table summarizes the Company's financial instruments not carried at fair value on the Statement of Financial Condition by their fair value hierarchy levels as of December 31, 2014:

	For the Year Ended December 31, 2014				
Assets	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and cash equivalents	$ 26,830,703	$ 26,830,703	$ -	$ -	$ 26,830,703
Cash segregated under federal regulations	1,000	1,000		-	1,000
Deposits with clearing organizations	270,000	-	270,000	-	270,000
Receivable from broker-dealer	3,004,771	-	3,004,771	-	3,004,771
Receivable from registered representatives	1,062,134	-	1,062,134	-	1,062,134
Commissions receivable	7,017,775	-	7,017,775	-	7,017,775
	$ 38,186,383	$ 26,831,703	$ 11,354,680	$ -	$ 38,186,383

Liabilities	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Commissions payable	$ 10,055,848	$ -	$ 10,055,848	$ -	$ 10,055,848
Due to GLIC	6,290,962	-	6,290,962	-	6,290,962
Other liabilities	1,765,091	-	1,765,091	-	1,765,091
	$ 18,111,901	$ -	$ 18,111,901	$ -	$ 18,111,901

In determining fair value, the carrying value of Cash and cash equivalents, Cash segregated under federal regulations, and receivable and payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity, and collectability.

5. Other Liabilities

Other liabilities include reserves for litigation and unpaid operating expenses.

6. Income Taxes

The components of the net deferred tax asset as of December 31, 2014 were as follows:

Deferred tax assets		
Reserve for Litigation	$	875
Restructuring Fees		357,139
Allowance for Bad Debt		66,824
Deferred tax assets	$	424,838
Deferred tax liabilities		
Contingent Insurance Receivable	$	(15,834)
Net Deferred tax assets	$	409,004

The Company's deferred taxes primarily reflect temporary differences related to restructuring fees and allowances for bad debt expense.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to more likely than not be realized.

The gross deferred tax asset relates to temporary differences that are expected to reverse as net ordinary deductions. The Company's management has concluded that the deferred income tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

At December 31, 2014, the Company recorded a current Federal income tax receivable of $548,917 due from Guardian Life in the accompanying Statement of Financial Condition and is included in Due to Guardian Life.

7. Regulatory Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2014, the Company had net capital of $9,628,167, which was $8,384,112 above the $1,244,055 required to be

maintained. The ratio of aggregate indebtedness to net capital was 193.81 to 1. The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

8. Off-Balance Sheet Risk

In the normal course of business, securities transactions of customers are introduced and cleared through a clearing broker. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for certain losses that result from transactions with such customers. The Company clears certain mutual fund transactions directly with sponsors. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations and the Company has to sell the mutual fund at a loss.

The Company's policy is to monitor its customer and counter-party risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company, in its normal course of business, may enter into other legal contracts that contain several of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

9. Contingencies

The Company is involved in several lawsuits and claims from customers that allege violations of federal and state securities laws that arise in the ordinary course of business. While it is not possible to predict with certainty the ultimate outcome of these lawsuits and claims, management believes, after consultation with counsel, that resolution of these matters is not expected to have a material effect on the Company's financial condition or liquidity. These matters, if resolved in a manner different from the estimates, could have a material adverse effect on earnings, financial condition, or cash flows when resolved in a future reporting period.

10. Subsequent Events

The Company considers events occurring after the Statement of Financial Condition date but prior to February 27, 2015, the issuance date of the financial statements, to be subsequent events. There were no subsequent events through February 26, 2015, the date the financial statements were available to be issued.



Report of Independent Accountants

To Mr. Palazetti and Mr. Conway:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Park Avenue Securities LLC (the "Company") for the year ended December 31, 2014, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Compared listed assessment payment of $67,164 per page 1, line 2B to wire # 373900198JO dated July 17, 2014 provided by Steve Narov, Financial Reporting Manager, noting no difference.

    b. Compared listed assessment payment of $71,718 per page 1, line 2F to wire # 401220040JO dated February 9, 2015 provided by Steve Narov, Financial Reporting Manager, noting no difference.

2. Compared the Total Revenue amounts of $176,805,795 reported on page 5, line code 4030of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total revenue amount of $176,805,795 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014, noting no difference.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646)471-3000, F:(813)286-6000; www.pwc.com/



3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared item 2b additions on line 2, Net loss from principal transactions in securities in trading accounts, of $3,047 to page 5, line code 3949 of the audited Form X-17A-5, noting no difference.

   b. Compared item 2c deductions on line 1, Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products, of $116,265,070 to the "FOCUS Report Part IIA" sourced from the general ledger and line code 3970 of the audited Form X-17A-5, prepared and provided by Steve Narov, Financial Reporting Manager, noting no difference.

   c. Compared item 2c deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $4,991,106 to "P&L Detail Schedule" sourced from the general ledger, prepared and provided by Steve Narov, Financial Reporting Manager noting no difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $55, 552,666 and $138,882, respectively, of the Form SIPC-7 noting no difference.

   b. Recalculated the mathematical accuracy of the supporting schedules and working papers for item 2b addition on line 2, Net loss from principal transactions in securities in trading accounts of $3,047 noting no difference.

   c. Recalculated the mathematical accuracy of the supporting schedules and working papers for item 2c deduction on line 1, Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products of $116,265,070 noting no difference.



d. Recalculated the mathematical accuracy of the supporting schedules and working papers for item 2c deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $4,991,106 noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Members of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2015



Report of Independent Registered Public Accounting Firm

To the Management of
Park Avenue Securities LLC:

We have reviewed Park Avenue Securities LLC's (the "Company") assertions, included in the accompanying Park Avenue Securities LLC' Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) and (2)(ii) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "Exemption Provisions") and (2) the Company stated that it met the identified Exemption Provisions throughout the period June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified Exemption Provisions throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646)471-3000, F:(813)286-6000; www.pwc.com/